Exhibit 99.2

 This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to financial statements of United States companies.

 It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

 You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

BRF S.A.
Publicly Traded Company
CNPJ/MF No. 01.838.723/0001-27
NIRE 42.300.034.240

NOTICE TO SHAREHOLDERS
Beginning of the Withdrawal Right Exercise Period

BRF S.A. (“BRF” or “Company”) hereby informs its shareholders, in continuation of the material fact disclosed by the Company on this date, which reported the approval, by the Extraordinary General Meeting of the Company held on this date (“Meeting”), among other matters, the merger of shares issued by BRF by Marfrig Global Foods S.A. (“Marfrig”) (“Share Merger”), the consummation of which is subject to the verification (or waiver, as the case may be) of certain conditions set forth in the “Plan of Merger of the Shares Issued by BRF S.A. by Marfrig Global Foods S.A.”, executed on May 15, 2025, as amended on May 26, 2025 (“Plan of Merger”), and upon the occurrence of the Closing Date (as defined in the Plan of Merger), without prejudice to the right of reconsideration provided for in Article 137, Paragraph 3, of Law No. 6,404, of December 15, 1976 (“Corporation Law”), the information and procedures related to the exercise of the Withdrawal right (as defined below).

1	Cut-off Date. As provided in Articles 137 and 252, Paragraph 2, of the Brazilian Corporations Law, the Merger will give rise to a withdrawal right (“Withdrawal Right”) for holders of common shares issued by the Company who (i) are uninterrupted holders of shares issued by BRF, since the date of disclosure of the first material fact regarding the Share Merger (i.e., May 15, 2025 (inclusive)) (“Cut-off Date”) until the Closing Date; (ii) did not vote in favor of the Share Consolidation, abstained from voting or did not attend the Meeting; and (iii) expressly state their intention to exercise the Right of Withdrawal within the period provided for in item 3 below (“Dissenting Shareholders”).

2	Shares subject to the Right of Withdrawal. The Withdrawal Right may only be exercised in relation to all shares issued by the Company that each Dissenting Shareholder has proven to hold since the close of trading on the Record Date and held under their ownership, without interruption, until the date of the effective exercise of the Withdrawal Right, and partial exercise of the Withdrawal Right is not permitted.
2.1	Shares issued by the Company acquired, including through “share lending,” after the Cut-off Date (i.e., as of May 16, 2025, inclusive) will not confer the Withdrawal Right on their holders.
3	Deadline for exercising Withdrawal Right. In this regard, the Company informs that the period for exercising the Withdrawal Right by Dissenting Shareholders will begin on August 6, 2025 (inclusive), considering the publication, on August 6, 2025, of the minutes of the Meeting in the newspaper “Valor Econômico”, and will end on September 5, 2025 (inclusive). Pursuant to Article 137, Paragraph 4, of the Brazilian Corporations Law, Dissenting Shareholders who do not exercise their Withdrawal Right within the above period will forfeit their Withdrawal Right.
3.1	Shareholders who exercise their Withdrawal rights will have their shares issued by the Company blocked for trading on B3 S.A. – Brasil, Bolsa, Balcão (“B3”) after expressing their interest in exercising such right.
4	Reimbursement amount. Pursuant to Article 264, Paragraph 3, of the Brazilian Corporations Law, Dissenting Shareholders may choose between:
(i)	the reimbursement amount set forth in Article 45 of the Brazilian Corporations Law, which corresponds to R$9.43 (nine reais and forty-three cents) per share; or
(ii)	the equity value per share issued by BRF, determined based on the appraisal report containing the calculation of the exchange ratio of the shares held by non-controlling shareholders of BRF, based on the net equity value of the shares of Marfrig and BRF, with both equities valued according to the same criteria and on the same date, at market prices, pursuant to Article 264 of the Brazilian Corporations Law, which corresponds to R$19.89 (nineteen reais and eighty-nine cents) per share.
5	Special balance sheet. Under the terms and for the purposes of Article 45, Paragraph 2, of the Brazilian Corporations Law, Dissenting Shareholders shall be entitled to request, together with the reimbursement under item 4(i) above, a special balance sheet on a date that complies with the 60 (sixty) day period provided for in the aforementioned legal provision.
6	Procedure for exercising the Right of Withdrawal
6.1	Positions held in custody at the Central Depository. Dissenting Shareholders whose shares are held in custody at the Central Securities Depository of B3 (“Central Securities Depository”) shall, in accordance with the specific deadlines and procedures of the Central Securities Depository, exercise their Withdrawal Right through their respective custodians, contacting them sufficiently in advance to take the necessary measures and consult them regarding the necessary documents.
6.2	Positions held in custody by the Bookkeeper. Dissenting Shareholders whose shares are held in custody by Banco Bradesco S.A., the institution responsible for bookkeeping the shares issued by the Company (“Bookkeeper”), must appear at any branch of the Bookkeeper in Brazil, presenting the following documents:

•	individuals: (i) copy of identity document (RG or RNE); (ii) copy of proof of registration with the Ministry of Finance's Individual Taxpayer Registry (“CPF/MF”); and (iii) copy of proof of residence; or
•	legal entity or investment funds: (i) certified copy of the bylaws, articles of incorporation or consolidated regulations, as applicable, of the Dissenting Shareholder; (ii) copy of the Dissenting Shareholder's registration with the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF); (iii) certified copy of the corporate documents proving the powers of the representative and/or attorney-in-fact; and (iv) copy of the identity document, proof of registration with the CPF/MF and proof of residence of the representative of the Dissenting Shareholder.

In the case of representation by proxy, the public instrument of mandate with specific powers must be presented, accompanied by the documents mentioned above, as applicable, of the grantor and the attorney-in-fact.

Dissenting Shareholders residing abroad may be required to submit other representation documents, pursuant to applicable law.

The Company recommends that Dissenting Shareholders interested in exercising their Right of Withdrawal with the Bookkeeper contact the Bookkeeper to confirm the procedures and specific documents to be presented, through the following channels: (i) Bookkeeper branches; (ii) telephone: 0800 7011616; (iii) BIA WhatsApp: +55 (11) 3335-0237; and (iv) email: dac.escrituracao@bradesco.com.br.

7	Reconsideration. Pursuant to Article 137, Paragraph 3, of the Brazilian Corporations Law, BRF's management may, within ten (10) days after the deadline for exercising the Right of Withdrawal, call a General Meeting to reconsider the resolution based on the volume of the Right of Withdrawal exercised.
8	Date and form of payment of the reimbursement amount. After the expiration of the period for exercising the Withdrawal Right, subject to the consummation of the Merger, pursuant to the Plan of Merger, the Company will inform the Dissenting Shareholders of the date of payment of the reimbursement of the shares in case of exercise of the Withdrawal Right. Payment to Dissenting Shareholders will be made in accordance with the information registered with the respective custodians or the Bookkeeper, as applicable.

The Company will keep its respective shareholders and the market informed about the progress of the Transaction and other matters addressed herein.

São Paulo, August 5, 2025 .

BRF S.A.
Fábio Luis Mendes Mariano Vice President, Finance and Investor Relations Officer